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FORM X-17 A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section

NOV 26 2008

Washington, DC
112

SEC FILE NUMBER
8-05889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-07 (MM/DD/YY) AND ENDING 09-30-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo CA 94403-1906
(City) (State) (Zip Code)

DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
MyComm. Expires Jan 6, 2011

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center San Francisco CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 18 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc. as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (~~or affirmed~~) before me on
This 21 day of November, 2008
By Michael John Corcoran
~~Personally known to me or~~ proved to me on the basis of
Satisfactory evidence to be the person(s) who appeared before me

DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
My Comm. Expires Jan 6, 2011

Notary Public 11/21/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition as of the fiscal year ended September 30, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors Inc. (a wholly-owned subsidiary of Franklin Resources Inc.) and subsidiaries as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 21, 2008

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
as of the fiscal year ended September 30, 2008

Assets	
Cash and cash equivalents	$ 442,028,888
Commission and distribution fees receivable	136,080,722
Receivable from Sponsored Funds	46,221,241
Investment securities, trading, at fair value	259,845
Investment securities, available-for-sale, at fair value	164,125,430
Deferred sales commissions, net	45,766,975
Due from parent and affiliates	44,596,685
Income tax receivable from affiliates	9,456,262
Property and equipment, net	2,755,237
Goodwill and other intangible assets, net	556,394,747
Prepaid expenses and other	6,230,093
Total assets	$ 1,453,916,125
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution payable	$ 113,359,720
Accounts payable and accrued expenses	86,415,229
Due to parent and affiliates	45,487,046
Deferred taxes, net	62,585,628
Income taxes payable to parent	1,438,872
Income taxes payable to authorities	14,409,894
Total liabilities	323,696,389
Commitments and Contingencies (Note 10)	
Stockholder's Equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,556,828,072
Accumulated other comprehensive loss	(2,462,117)
Accumulated deficit	(424,148,574)
Total stockholder's equity	1,130,219,736
Total liabilities and stockholder's equity	$ 1,453,916,125

See Notes to Consolidated Statement of Financial Condition

1. Business

Nature of Operations

Franklin /Templeton Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the Securities and Exchange Commission as a broker/dealer and serves as the principal underwriter and distributor for the Franklin, Templeton and Mutual Series funds (the "Sponsored Funds"). The Company acts as a distributor for its Sponsored Funds and receives commission and distribution fees.

The Company's wholly-owned subsidiaries, Franklin Mutual Advisors, LLC ("FMA"), Franklin Advisory Services, LLC, Franklin Templeton Institutional, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisors with the Securities and Exchange Commission. They earn revenue from providing investment advisory services. All services are provided under contracts that set forth the fees to be charged, generally based upon the level of assets in each fund. The contracts are subject to annual review by the Funds' Board of Directors/Trustees and shareholders.

Risk and Uncertainties

During fiscal 2008, the Company and the Parent operated in a period of sustained volatility in the global financial markets resulting from a credit and liquidity crisis in the United States. Although the United States and international governments coordinated efforts to stabilize the financial markets, the economic outlook is uncertain. These market pressures have continued through October and November resulting in a decline in our sales revenue and related assets under management, and if such conditions continue it could result in a reduction of operating results.

2. Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America, which require us to estimate certain amounts. Actual amounts may differ from these estimates.

Consolidation

The Consolidated Financial Statements include the accounts the Company and its wholly-owned subsidiaries (collectively, "we", "us", "our") consolidated under Financial Accounting Standards Board ("FASB") Financial Accounting Standards No. 94, *Consolidation of All Majority-owned Subsidiaries* ("SFAS 94"). All material inter-company accounts and transactions have been eliminated from the Consolidated Financial Statements.

Cash and Cash Equivalents

These include cash on hand, demand deposits with bank, and other highly liquid investments, including money market funds (for which an affiliate acts as investment adviser), which are readily convertible into cash. Due to the short-term nature and liquidity of cash and cash equivalents, the carrying amounts of these assets in the Consolidated Statement of Financial Condition approximated fair value.

Investment Securities, Trading

These securities are carried at fair value with changes in the fair value of these securities recognized as gains and losses currently in earnings. Trading securities include investments in common stock.

Investment Securities, Available-for-Sale

These securities are carried at fair value. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized.

Available-for-sale securities primarily include investments in non-consolidated sponsored investment products.

Valuation of Investments
The Company records substantially all of its investments at fair value or amounts that approximate fair value. Where available, the Company uses prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid securities and privately held securities, the Company estimates the value of the securities based upon relevant and available information. However, even where the value of a security is derived from an independent market price or broker or dealer quote, some assumptions may be required to determine the fair value.

Investments are evaluated for other-than-temporary declines in value on a periodic basis. The Company considers many factors, including the severity and duration of the decline in the fair value below cost, the intent and ability of the Company to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. As most of the Company's investments are carried at fair value, if an other-than-temporary decline in value is determined to exist in available-for-sale securities, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to earnings in the period in which the other-than-temporary decline in value is determined. We classify securities as trading when it is management's intent at the time of purchase to sell the security within a short period of time. Accordingly, changes in the fair value of these securities are recognized as gains and losses currently in earnings.

Deferred Sales Commissions
Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of our mutual funds sold without a front-end sales charge are capitalized and amortized over the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges, generally over twelve months to eighteen months, depending on share class.

The majority of the Company's U.S.-registered mutual funds, with the exception of certain of our money market mutual funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the Investment Company Act of 1940, as amended ("Rule 12b-1"). The Plans permit the mutual funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion, subject to the Plans' limitations on amounts. The individual Plans set a percentage limit for Rule 12b-1 expenses based on average daily net assets under management of the mutual fund. Rule 12b-1 fees to finance sales commission paid in connection with the sale of shares of our mutual funds sold without a front-end sales charge are recognized when earned.

The Company evaluates the deferred sales commission asset ("DCA") for recoverability on a periodic basis using undiscounted expected cash flows relating to 12b-1 fees and contingent deferred sales charges from the shares of our mutual funds sold without a front-end sales charge. These evaluations involve judgment and the use of estimates and assumptions, including expected future market levels, average assets under management and shareholder redemption rates.

Property and Equipment
These are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred. We amortize leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Goodwill and Other Intangible Assets

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Intangible assets consist of mutual fund management contracts and customer base assets resulting from a business acquisition. We amortize intangible assets over their estimated useful lives of 15 years using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is tested for impairment annually at the same time every year and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount. SFAS 142 also requires indefinite-lived intangible assets to be tested for impairment annually and when events or changes in circumstances indicate the asset might be impaired. We perform these annual impairment tests in the first quarter of each fiscal year.

Goodwill is tested for impairment utilizing a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. In estimating the fair value of the reporting units, we use valuation techniques based on discounted cash flow projections and models similar to those employed in analyzing the purchase price of an acquisition target.

Indefinite-lived intangible asset impairment is indicated when the carrying amount of the intangible asset exceeds its fair value. In estimating the fair value of indefinite-lived intangible assets, we use valuation techniques based on discounted cash flow projections to be derived from these assets.

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), we test definite-lived intangible assets subject to amortization for impairment quarterly or when there is an indication that the carrying amount of the asset may not be recoverable. Impairment is indicated when the carrying amount of the asset exceeds its fair value. In estimating the fair value of intangible assets subject to amortization, we use valuation techniques based on undiscounted cash flow projections, without interest charges, to be derived from these assets.

In performing our impairment analyses, we use certain assumptions and estimates, including those related to assets under management growth rates, investor attrition rates, discount rates, and the expected future period of cash flows to be derived from the assets, based on, among other factors, historical trends and the characteristics of the assets. While we believe that our testing was appropriate, if these estimates and assumptions change in the future, we may be required to record impairment charges or otherwise increase amortization expense.

Determination of Fair Value

Substantially all of the Company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107 *Disclosures about Fair Value of Financial Instruments* are recorded at fair value or contractual amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Comprehensive Income
Comprehensive income is reported in our Consolidated Statements of Stockholder's Equity and Comprehensive Income and includes net income and unrealized gains (losses) on investment.

Income Taxes
The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an inter-company tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in those states where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Standards

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The adoption of SFAS 162 is not expected to have a material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or

upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. We currently are evaluating the impact that the fair value election of SFAS 159 would have on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which amends SFAS 157 to exclude FASB Statement No. 13, *Accounting for Leases* ("SFAS 13"), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 from the scope of SFAS 157, and issued FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value on an annual or more frequently occurring basis, until fiscal years beginning after November 15, 2008. We currently are evaluating the impact that the adoption of SFAS 157 will have on our Consolidated Financial Statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest (that we will classify in our financial statements as interest expense, consistent with our current accounting policy) and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 resulted in a net decrease to beginning retained earnings of $9.1 million.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2008:

	Amount
Cash and cash equivalents due from bank	$ 2,561,145
Money market funds	439,467,743
Total cash and cash equivalents	$ 442,028,888

Included in cash and cash equivalents due from bank are deposits with one financial institution totaling $2,560,345 which represent an exposure to concentration of credit risk as these deposits are in excess of Federal Deposit Insurance Corporation insured limit. We periodically review concentrations and credit exposures from significant counterparties. Money market funds are held with affiliates.

5. Investments

Investments consisted of the following as of the fiscal year ended September 30, 2008:

	Fair Value
Investment securities, trading	$ 259,845
Investment securities, available-for-sale	
Sponsored Investment Products	39,980,683
Securities of U.S. states and political subdivisions	124,135,060
Securities of U.S. Treasury and federal agencies	-
Equity and other debt securities	9,687
Total investment securities, available-for-sale	164,125,430
Total investments	$ 164,385,275

A summary of the gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2008:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Sponsored Investment Products	$ 42,674,548	$ -	$ (2,693,865)	$ 39,980,683
Securities of U.S. states and political subdivisions	125,490,326	368,621	(1,723,887)	124,135,060
Equity and other debt securities	10,247	-	(560)	9,687
Total	$ 168,175,121	$ 368,621	$ (4,418,312)	$ 164,125,430

The following table shows the gross unrealized losses and estimated fair values of investments with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities, available-for-sale						
Sponsored Investment Products	$ 20,989,889	$ (1,684,659)	$ 18,990,794	$ (1,009,206)	$ 39,980,683	$ (2,693,865)
Securities of U.S. states and political subdivisions	28,976,133	(1,283,533)	39,501,673	(440,354)	68,477,806	(1,723,887)
Equity and other debt securities	9,687	(560)	-	-	9,687	(560)
Total available-for-sale	$ 49,975,709	$ (2,968,752)	$ 58,492,467	$ (1,449,561)	$ 108,468,176	$ (4,418,312)

We evaluate our investment for other-than-temporary decline in value on a periodic basis as described in Note 2–Significant Accounting Policies. We presently have the ability and intent to hold our investments in Sponsored Fund investment products and debt securities until we can recover amortized cost recorded on our Consolidated Statement of Financial Condition. In addition, unrealized losses related to our debt securities are attributable to changes in interest rates rather than a degradation of credit quality. As a result, we do not believe that an other-than-temporary decline in value exists in relation to any of our investments in the Sponsored Fund investment products and debt securities at September 30, 2008.

At September 30, 2008, maturities of securities of the U.S. states and political subdivisions were as follows:

	Amortized Cost	Fair Value
Securities of U.S. states and political subdivisions		
Due in one year or less	$ 5,093,661	$ 5,104,063
Due after one year through five years	68,124,026	68,320,072
Due after five years through ten years	38,682,761	37,806,086
Due after ten years	13,589,878	12,904,839
Total securities of U.S. states and political subdivisions	$ 125,490,326	$ 124,135,060

6. Property and Equipment

The following is a summary of property and equipment as of the fiscal year ended September 30, 2008:

	Useful Lives in Years	Amount
Property and equipment	3 - 5	$ 11,357,374
Leasehold improvements	10 - 15	2,104,548
		13,461,922
Less: Accumulated depreciation and amortization		(10,706,685)
Property and Equipment, Net		$ 2,755,237

7. Goodwill and Other Intangible Assets

The carrying values of goodwill and gross intangible assets as of September 30, 2008 are as follows:

Goodwill	Amortized Intangible Assets	Non-amortized Intangible Assets
$ 119,405,182	$ 22,070,000	$ 432,452,954

Intangible assets as of September 30, 2008 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Non-compete agreement	$ 22,070,000	$ (17,533,389)	$ 4,536,611
Non-amortized intangible assets			
Management contracts	432,452,954	-	432,452,954
Total	$ 454,522,954	$ (17,533,389)	$ 436,989,565

We completed our most recent annual impairment tests of goodwill and indefinite-lived intangible assets during the quarter ended December 31, 2007 under the guidance set out in SFAS 142 and we determined that there was no impairment in the value of these assets as of October 1, 2007. Our October 1, 2008 annual assessment of impairment for goodwill and indefinite-lived intangibles is currently in process. There is no indication of impairment based on the Company's work performed to date.

We also periodically assess for impairment of our intangible assets subject to amortization and no impairment was recognized during the fiscal year ended September 30, 2008.

8. Income Taxes

The Company determines its income tax provision on a separate company basis as if it were the corporate tax payer without consideration of the tax sharing agreement with Franklin. At that time, the Company will then apply the tax sharing policy and adjustments to deferred tax assets and liabilities, if any, are reflected in shareholder's equity.

For the year ended September 30, 2008, income taxes payable for federal and state purposes have been reduced by approximately $7.7 million, which represents the tax benefit associated with the employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2008 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 14,019,103
Tax benefits for uncertain tax positions	4,788,831
Net operating loss carry-forwards	3,752,559
Unrealized loss on investment securities	1,588,911
Other	335,716
Total deferred tax assets	24,485,120
Deferred Tax Liabilities	
Amortization of purchased intangibles	63,289,481
Deferred commissions	16,655,300
Accrued employee benefits	7,125,967
Total deferred tax liabilities	87,070,748
Net deferred tax liability	$ 62,585,628

The Company maintains memorandum accounting for its federal and California net operating loss carry-forward for which Franklin has received a dividend. The federal net operating loss carry-forward benefit that the Company would have recorded as a deferred tax asset on its financial statements was approximately $229.1 million as of September 30, 2008.

At September 30, 2008, there were also approximately $77.3 million in state net operating loss carry-forwards which expire between 2009 and 2024.

The Company files a consolidated U.S. federal income tax return, and multiple U.S. state and local income tax returns. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the City of New York 2000 to 2008; the State of California 2004 to 2008; U.S. federal 2005 to 2008; and the State of New York 2006 to 2008.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2008 could decrease by an estimated $3.5 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

On October 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements for a tax position taken or expected to be taken in a tax return. FIN 48 requires that the tax effects of a position be recognized only if it is more-likely-than-not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The difference between the tax benefit recognized in the financial statements for a tax position in accordance with FIN 48 and the tax benefit claimed in the income tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 resulted in a net decrease to beginning retained earnings of $9.1 million, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding $12.3 million increase to the liability for unrecognized tax benefits, a $1.7 million increase to accrued expenses for interest and penalties, and a $4.9 million increase to deferred tax assets. The increase in the liability for unrecognized tax benefits primarily reflects accruals for U.S. state and local income taxes. The increase in deferred tax assets reflects the corresponding U.S. federal tax benefit resulting from the increase in the liability for unrecognized tax benefits.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits included in income taxes payable to authorities is as follows:

	Amount
Balance, beginning of year	$ 12,301,575
Additions for tax positions of prior years	63,549
Reductions for tax positions of prior years	(124,026)
Additions for tax positions related to the current year	161,282
Reduction for tax positions related to the current year	(64,466)
Settlements	-
Expiration of statute of limitations	(1,377,843)
Balance, end of year	$ 10,960,071

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect our effective income tax rate in future periods. The Company historically classified the accrual for unrecognized tax benefits in current income taxes payable.

It is the Company's policy to recognize to accrue of interest and penalties on uncertain tax positions. Accrued interest at September 30, 2008 was approximately $2.6 million.

9. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2008, the Company did not have any liabilities subordinated to claims of general creditors.

10. Commitments and Contingencies

Legal Proceedings
The Company and certain of the Company's subsidiaries, including, Franklin Mutual Advisers, LLC, Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC, among other Franklin entities, and in some instances certain current or former employees, officers, and directors of Franklin, certain of its subsidiary companies, and/or certain Franklin Templeton Investments mutual funds (the "Funds"), have been named in private lawsuits relating to industry practices, including market timing, late trading, marketing support payments to securities dealers who sell fund shares, and allegedly excessive commissions and/or advisory and distribution fees. All lawsuits involving marketing support payments and allegedly excessive commissions and/or advisory and distribution fees have since been dismissed. The remaining lawsuits concern market timing and late trading and are styled as Fund shareholder class actions, or as derivative actions on behalf of either the named Funds or Franklin.

Management believes that the claims made in each of these remaining lawsuits are without merit and intends to defend against them vigorously. The Company cannot predict with certainty, however, the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company.

In addition, from time to time, the Company and/or its subsidiaries may be named as a defendant in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, or results of operations.

Leases
We lease office space under long-term operating leases expiring at various dates through fiscal year 2020. We recognize lease payments on our office space on a straight-line basis. Certain leases have annual rent escalation clauses, which resulted in a deferred rent balance of $692,381 at September 30, 2008. Future minimum lease payments under non-cancelable operating leases are as follows:

	Amounts
For fiscal years ending September 30	
2009	$ 981,565
2010	1,021,834
2011	1,102,373
2012	1,102,373
2013	1,102,373
Thereafter	8,441,459
Total minimum lease payments	$ 13,751,978

11. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

Franklin sponsors an Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

12. Stock-Based Compensation

Franklin sponsors the Amended and Restated Annual Incentive Plan (the "AIP") and the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or cash-settled equity awards generally based on the performance of Franklin Templeton Investments, its funds, and the performance of the individual employee. The USIP provides for the issuance of up to 30.0 million shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2008, Franklin had approximately 5.1 million shares available for grant under the USIP. In addition to stock awards, Franklin may award options and other forms of stock-based compensation to officers, directors, and employees under the USIP. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP. Compensation expense under for these plans is recognized in accordance with FASB

Statement of Financial Accounting Standards No 123 (revised 2004), *Share-Based Payment* ("SFAS 123R").

Stock Options
The following table summarizes stock option activity:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at September 30, 2007	603,168	$ 37.34	$ 54,383,617
Granted	-	-	
Exercised	(43,194)	37.28	
Cancelled	(374)	47.57	
Forfeited/expired	-	-	
Transferred in/out	(1,647)	47.56	
Outstanding at September 30, 2008	557,953	$ 37.23	$ 28,398,951
Exercisable at September 30, 2008	557,953	$ 37.23	$ 28,398,951

Stock option awards outstanding under the USIP generally have been granted at prices, which are either equal to or above the market value if the underlying common stock on the date of grant, generally vest over three years, and expire no later than ten years after the grant date. We have not granted stock option awards under the USIP since November 2004 and the total outstanding and exercisable options have a weighted average remaining contractual term of 3.6 years as of September 30, 2008.

Stock Awards and Stock Unit Awards
In accordance with FASB Statement if Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, the fair value of stock awards and stock unit awards granted under the USIP is estimated on the date of grant based on the market price of the underlying common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three years to four years. The total number of stock awards and stock unit awards expected to vest is adjusted for estimated forfeitures.

The following is a summary of nonvested stock award and stock unit award activity for the year ended September 30, 2008:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at September 30, 2007	191,651	$ 100.81
Granted	195,603	122
Vested	(162,281)	104
Forfeited	(8,328)	114
Cancelled	-	-
Transferred in/out	(12,858)	102
Nonvested balance at September 30, 2008	203,787	$ 117.25

Our stock awards generally entitle the holder to the right to sell the shares of common stock once the awards vest. Stock unit awards generally entitle the holder to receive the underlying shares of common stock once the awards vest.

Employee Stock Investment Plan
Franklin's amended and restated 1998 Employee Stock Investment Plan (the "ESIP) allows eligible participants to buy shares of Franklin's common stock at discount of its market value on defined dates and to receive a discretionary match of the shares purchased, provided the employee, among other conditions, held the previously purchased shares for a defined period. Franklin determines the terms and conditions of awards under the ESIP. Franklin issued a total of approximately 404.5 thousand shares under the ESIP during the year ended September 30, 2008.

Effective August 1, 2008, the terms of the ESIP were amended to allow eligible participants to buy shares of our common stock at 85% of its market value on defined dates and the Company's discretionary match was discontinued.

All Stock-Based Plan Arrangements
Franklin generally does not repurchase shares upon share option exercise or vesting of stock awards and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock awards and stock unit awards under the USIP and in connection with matching grants under the ESIP, Franklin repurchases shares to pay such taxes using a net stock issuance method.

13. Related Party Transactions

The Company and its subsidiaries periodically enter into transactions during the ordinary course of business with affiliates, which are reflected through inter-company accounts. Amounts due to, and due from affiliates relate to these transactions.

14. Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method, permitted by the rule, which requires us to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since we do not carry customer accounts and do not have customer debits, the minimum net capital balance is $250,000. At September 30, 2008, we had net capital of $36,361,481 which was $36,111,481 in excess of its minimum requirement.

END